PINPOINT RECOVERY SOLUTIONS CORP.
4300 W. Cypress Street, Suite 370
Tampa, FL 33607

February 8, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pinpoint Recovery Solutions Corp.
Registration Statement on Form S-1/A
File No.: 333-146970 (the “Registration Statement”)

Ladies and Gentlemen:

Pinpoint Recovery Solutions Corp., a Delaware corporation, respectfully requests that the Commission issue its order declaring the above-referenced Registration Statement on Form S-1/A (the “Registration Statement”), to be effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, at 4:00 PM (Eastern Standard Time) on February 8, 2008.

The Company acknowledges and confirms to the Commission that:

•  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PINPOINT RECOVERY SOLUTIONS CORP.

By:	/s/ Kevin Cappock
Kevin Cappock
Chief Executive Officer